Exhibit 1.3

CDC Corporation seeking a dialogue with Onyx with respect to a strategic transaction

[Atlanta, December 28, 2005] CDC Corporation (NASDAQ: CHINA; www.cdccorporation.net) today announced that it had approached Onyx Software Corporation about a possible strategic transaction to build a market leader in the enterprise software market by combining CDC Software with Onyx Software Corporation. Under its proposal, CDC Corporation would contribute all the assets of CDC Software (which includes Ross Systems, Inc., Pivotal Corporation and a majority interest in Industri-Matematik International), and make a substantial infusion of up to US$50 million to Onyx in exchange for a majority of Onyx’s common stock. Onyx would remain a publicly listed company. With respect to the infusion of up to US$50 million, CDC Corporation proposed to acquire stock at a typical double-digit percentage premium to Onyx’s average trading price.

However, to date CDC has been unable to have a direct meeting with Onyx’s management to discuss its proposal.

“We have been working directly and through intermediaries to commence a one-on-one dialogue for several months and have been frustrated with our inability to liaise directly with Onyx’s management and board,” said Mr. Steven Chan, Acting CEO, CDC Corporation. “In the face of rapid consolidation in the enterprise software market, market challenges faced by independent single product line micro cap companies in the software space, and tangible successes Ross Systems, Pivotal and IMI have enjoyed after becoming part of CDC Software, we are surprised at the lack of urgency on the part of Onyx to explore transactions such as what we have proposed as we believe that it would likely result in a significant increase in shareholder value.”

In November 2003, CDC Corporation and Onyx Software Corporation had made competing bids for Pivotal Corporation after Pivotal had entered into a merger agreement with Talisma Corp. sponsored by Oak Investment Partners. While CDC Corporation ultimately prevailed by acquiring Pivotal Corporation in February 2004, at the time, Onyx had stated that it expected the synergies of a Pivotal/Onyx merger to be significantly accretive to shareholders, the benefits of which could begin as early as the first or second quarter after completion. In addition, commentators and analysts had also commented at the time that a Pivotal/Onyx merger would benefit customers and shareholders in several ways by establishing the second largest pure-play CRM vendor behind Siebel and providing the opportunity for employees and shareholders to participate in the possible upside of a publicly traded stock.

Mr. Chan continued, “We believe these statements from 2003 remain true more than ever today, and our proposal would achieve all of the foregoing results without requiring any outside financing. With our strong balance sheet including net cash of approximately US$212.5 million, we are in a position to move quickly, subject to due diligence and negotiation of definitive documentation. The Onyx board should establish a committee of independent directors to consider and evaluate our proposal.”

Rick Marquardt, President of CDC Software, stated, “A combination of Onyx and CDC Software (including our related business services units) would result in a formidable global enterprise software company with revenues of approximately US$250 million and 5,000 customers worldwide.”

In addition to the synergies cited above, the financial benefits of a combined company include reducing impediments to the sales cycle resulting from customer concerns regarding the long-term financial health of Onyx and leveraging upon CDC Corporation’s significant net cash holdings and current market capitalization of approximately US$350 million.

“As part of our recently announced strategic review, we have been searching for the best opportunities to maximize shareholder value, and firmly believe a strategic combination with Onyx in the manner as we proposed whereby the combined CDC Software/Onyx entity is a well funded and publicly listed entity would be in the best interests of shareholders at both CDC and Onyx,” said Mr. Chan. “Given the dynamic industry, the window of opportunity, however, will not last long, and we will carefully weigh the alternatives in light of the reception we receive from Onyx. As a shareholder in Onyx, as well, I hope that Onyx will move decisively to capture this opportunity given the likelihood that such a transaction would be significantly accretive and Onyx’s failure to take any significant transformative actions since we became a shareholder nearly two years ago when we first began seeking a business combination with Onyx.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Software, please visit the website: www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Media Relations Ida Ho, Corporate Communications Manager Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek, VP Investor Relations Tel : 1 (212) 661 2160 Fax : 1 (646) 827 2421 e-mail : craig.celek@cdccorporation.net